Exhibit 99.1

Eco Wave Power Reports Strong Operational Progress and Files 2025 Annual Report on Form 20-F

Company completes first U.S. wave energy pilot project, submits final report to Shell, records highest energy generation at Israeli project, advances megawatt-scale project in Portugal and supports Taiwan project development, while reducing Q4 operating expenses by 24%

Stockholm, Sweden – March 12, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Annual Report, which includes the Company’s audited consolidated financial statements, is available on the SEC’s website at www.sec.gov and on Eco Wave Power’s website under the SEC Filings section.

Management Commentary

2025 marked a year of strong strategic progress for Eco Wave Power, highlighted by the successful launch of its first U.S. wave energy pilot project and continued advancement of the Company’s global project portfolio. For the full year, operating expenses increased by 28% to $3.15 million, reflecting targeted investments to support the Company’s international expansion and technology development. These investments included a 37% increase in research and development spending, primarily associated with the Company’s U.S. pilot project and the advancement of its megawatt-scale project in Portugal, a 36% increase in sales and marketing expenses related to the launch of the U.S. pilot station, and a 17% increase in general and administrative expenses associated with scaling operations in the United States.

At the same time, the Company demonstrated disciplined financial management in the fourth quarter of 2025, reducing operating expenses by 24% compared to the third quarter of 2025. The reduction was driven by a 26% decrease in research and development expenses, a 32% decrease in sales and marketing expenses, and an 11% decrease in general and administrative expenses, reflecting improved cost management as key project milestones were achieved.

Eco Wave Power also generated revenue from a feasibility study in South Africa for a potential 8.3 MW wave energy project, as well as other income of $161 thousand, primarily derived from technology demonstrations in India and the United States. The Company closed the year with $6.3 million in cash and short-term deposits, providing a solid financial foundation to advance near-term project milestones and support continued global growth.

During 2025, Eco Wave Power also received multiple grant payments supporting its research and development activities. These included funding from Innovate UK’s Energy Catalyst Round 10, awarded to a consortium including Eco Wave Power, Toshiba Corporation and leading UK universities for the development of a pilot microgrid solution for remote islands. The Company also expects to receive funding in 2026 from the final milestone of the ILIAD Consortium, an initiative supported by the European Green Deal. In addition, a consortium including Eco Wave Power secured EUR 2.45 million in grant funding under the Interreg Atlantic Area Programme’s Third Call for Proposals, supporting the deployment of scalable wave energy solutions across the Atlantic region.

These grants contribute to the Company’s ongoing research and development (R&D) efforts, supporting continued innovation and the advancement of wave energy technology.

Major Project Milestones in 2025:

Israel: EWP-EDF One Jaffa Port Wave Energy Pilot Project

Eco Wave Power achieved a historic milestone with the official inauguration of the EWP-EDF One wave energy project at the Port of Jaffa. The installation is the first wave energy project in Israel’s history to supply clean electricity to the national grid, operating under a Power Purchase Agreement with the Israel Electric Corporation. The project, which was recognized as a “Pioneering Technology” by Israel’s Ministry of Energy, serves as a pilot installation and testbed for advancing the Company’s wave energy technology.

During 2025 and early 2026, the pilot project achieved several important operational milestones:

●	Continuous system reliability: Since the beginning of 2025, the EWP-EDF One system has maintained zero downtime, operating reliably in wave conditions of approximately 1 meter and above.

●	Stable electricity generation:

○	In December 2025, over approximately 12 operational days with moderate wave heights ranging between 1 and 2 meters, the project generated over 2,000 kWh of renewable electricity.

○	In January 2026, during approximately 11 operational days with wave heights between 1 and 2 meters, the system generated more than 2,300 kWh of electricity.

○	In February 2026, during approximately 9 operational days with similar wave conditions, the project produced approximately 2,000 kWh of renewable electricity.

●	Record sea conditions and peak production: February 2026 also marked the highest wave conditions recorded to date at the Jaffa Port site, with waves reaching approximately 3 meters in height. During these conditions, the system achieved:

○	Average production of approximately 20 kW per hour

○	Peak production of 56.7 kW, representing the highest production levels recorded at the site to date.

●	Operational efficiency: Operating expenses remain in line with the Company’s target of below 4% of CAPEX annually.

●	Key performance indicators achieved:

○	Demonstrated cost efficiency compared to offshore wave energy solutions

○	Successfully insured technology

○	Proven storm protection capabilities

○	Validated grid connection feasibility and efficiency

○	Environmentally sustainable design with no seabed connection required

The EWP-EDF One installation at Jaffa Port is a pilot-scale demonstration array consisting of a limited number of small-scale floaters, designed primarily to validate system durability, grid integration, and real-world production performance under varying marine conditions.

The record outputs achieved during the 3-meter wave events provide valuable engineering data that supports the optimization and scaling of Eco Wave Power’s technology for future commercial projects.

Future commercial deployments are expected to utilize significantly larger floaters and a greater number of units, which are anticipated to substantially increase energy capture and overall system capacity compared to pilot-scale installations.

Planned R&D: During 2026, the Company plans to continue advancing its technology through targeted research and development activities, including upgrades to key hydraulic components to improve system efficiency and durability, the development of wave-by-wave verification software designed to analyze real-time wave conditions versus power production, and upgrades to the system’s automation and control architecture. In addition, the Company plans to develop WaveGPT, a proprietary software platform intended to incorporate artificial intelligence and advanced data analytics to analyze operational and oceanographic data, support predictive maintenance, optimize system performance and assist in forecasting electricity generation. The Company intends to collaborate with Florida Atlantic University in connection with a grant proposal submitted by the university for the development of advanced software tools supporting wave energy systems, which may include the development of the WaveGPT platform.

United States: Port of Los Angeles Pilot Project

On September 9, 2025, Eco Wave Power achieved a historic milestone with the launch of the first onshore wave energy project in the United States at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy.

The project demonstrates Eco Wave Power’s patented technology integrated with existing port infrastructure and serves as a pilot installation designed to validate the technical, regulatory, operational and economic feasibility of deploying wave energy systems within U.S. port environments.

The launch coincided with growing policy support for marine energy. In October 2025, U.S. Congresswoman Nanette Barragán visited the pilot station at AltaSea and called for a $1 billion federal investment in wave energy through the proposed Marine Energy Technologies Acceleration Act. During the same month, the project was named to TIME’s Best Inventions of 2025, recognizing it as one of 300 innovations worldwide “changing the way we live, work, and think”.

During development and the operational trial period, the project achieved several key milestones:

●	Full development lifecycle completed, including permitting, engineering design, fabrication, installation and operational trial.

●	Successful integration with existing marine infrastructure, validating that wave energy systems can be deployed without seabed anchoring, offshore construction activities or subsea cabling.

●	Regulatory feasibility confirmed, with all required approvals obtained, including the U.S. Army Corps of Engineers Nationwide Permit (NWP 52) and the Port of Los Angeles Revocable Permit (RP25-05), while environmental reviews under NEPA and CEQA determined that the installation would have no significant environmental impact.

●	Operational reliability demonstrated, with the system successfully operating under real marine conditions and tidal variations without structural degradation.

●	Cost and deployment advantages validated, with total pilot project capital costs of less than $1 million, demonstrating the economic benefits of Eco Wave Power’s onshore configuration compared to offshore wave energy systems.

In March 2026, Eco Wave Power submitted the final pilot project report to Shell International Exploration and Production Inc. under the Pilot Test Agreement, confirming that the project successfully achieved its technical and operational objectives and thereby completing the full scope of the agreement.

The Eco Wave Power technology was also highlighted in a report by a U.S. Department of Energy National Laboratory, which emphasized the strong economic and deployment advantages of coastal-structure-integrated wave energy systems, including reduced installation complexity and the ability to deploy wave energy technologies using existing marine infrastructure.

Overall, the Port of Los Angeles pilot demonstrated that Eco Wave Power’s onshore wave energy technology can be deployed safely, cost-effectively and with minimal environmental impact, establishing a technical and regulatory foundation for future commercial-scale deployments on breakwaters, port structures and other coastal infrastructure worldwide. It will now continue to serve as an educational and demonstrational pilot project showcasing wave energy technology.

Portugal: Eco Wave Power Advances Megawatt-Scale Wave Energy Project in Portugal

Eco Wave Power continued advancing the development of its first megawatt-scale wave energy power station in Porto, Portugal, under the Company’s 20 MW concession agreement with Administração dos Portos do Douro, Leixões e Viana do Castelo (APDL). The 1 MW project represents the first MW-scale implementation of Eco Wave Power’s technology in Europe.

During 2025 and early 2026, the project achieved several important development milestones:

●	Grid connection progress: The Company formally accepted the grid connection conditions with E-REDES, Portugal’s national electricity distribution operator, and paid the first installment representing 50% of the grid connection fee, marking a key step toward integration of wave energy into Portugal’s electricity grid.

●	Engineering and technical validation: Eco Wave Power completed a detailed wave and loads assessment in collaboration with MetOcean Consult, confirming that the wave climate and loading conditions at the Barra do Douro breakwater are suitable for the deployment of the Company’s next-generation floater technology.

●	Execution planning completed: Following internal engineering reviews, the Company submitted its full execution plan to APDL on January 8, 2026, marking the transition of the project from the planning stage toward the construction phase.

●	Infrastructure preparations: In parallel, Eco Wave Power commenced infrastructure enhancement activities at the project site, aimed at preparing the existing breakwater structure for the installation of the wave energy conversion equipment.

Overall, the Porto project represents an important step toward the commercial deployment of wave energy in Europe and is expected to serve as the first megawatt-scale installation under Eco Wave Power’s 20 MW concession in Portugal, providing valuable operational experience for future large-scale wave energy developments.

In March 2026, APDL informed the Company that the Barra do Douro breakwater experienced localized damage following an unusually strong storm event in the region. As the owner of the infrastructure, APDL indicated that it intends to conduct a structural assessment of the breakwater and subsequently carry out any necessary repair works. APDL reiterated its continued interest in Eco Wave Power’s innovative wave energy project and its intention to advance the initiative following completion of the assessment process. While the Company expects that the assessment and potential repair works may affect the previously anticipated execution timeline, the Company has not yet received formal written confirmation regarding the scope of the works or any revised schedule and is currently awaiting APDL’s official assessment in order to determine the potential implications for the project timeline and related regulatory procedures.

It should also be noted that any structural review and repair work may strengthen the breakwater infrastructure, which could ultimately benefit the project. In addition, certain breakwater reinforcement works had originally been included within the Company’s project budget, and therefore such works, if carried out by APDL, may reduce certain infrastructure costs previously anticipated as part of the project scope.

Taiwan First Wave Energy Project

Eco Wave Power continued advancing its first wave energy project in Taiwan through its collaboration with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company, a leading maritime engineering firm. Under the agreement between the parties, I-Ke will locally manufacture the project’s floaters based on Eco Wave Power’s proprietary design and will purchase a 100 kW turnkey wave energy conversion unit from the Company, including hydraulic, electrical and automated control components.

I-Ke is responsible for the local elements of the project, including the manufacturing of floaters and hydraulic cylinders, as well as securing the required permits, land use approvals and other regulatory authorizations. The collaboration is designed to support local manufacturing and installation capabilities, while positioning Taiwan as a potential regional hub for wave energy development in the Asia-Pacific region.

Following the signing of the agreement, Eco Wave Power’s Founder and Chief Executive Officer, Inna Braverman, visited the proposed project site together with I-Ke’s business development and project management representatives to review the installation plans. Local port officials who joined the visit expressed support for the initiative, which represents an important step toward introducing wave energy as part of Taiwan’s renewable energy mix.

During 2025, the project achieved several important milestones:

●	Land-use tender award: The project secured the land-use rights tender at Suao Port, providing the designated site for the installation of the wave energy conversion unit and supporting infrastructure.

●	Land lease agreement executed: In December 2025, I-Ke had signed the land lease agreement with Suao Port for the project site. The agreement provides for a five-year lease term, with an option for extension.

●	Regulatory timeline established: Under the lease terms, the application for the transfer of land use rights is required to be submitted to the Taiwan International Ports Corporation by March 22, 2026, and all Port Work Permits are expected to be obtained by October 2026.

The Suao Port project represents an important step in Eco Wave Power’s strategy to expand its technology into Asia-Pacific markets and to demonstrate the viability of locally manufactured wave energy systems.

India: An MOU with BPCL to Harness India's Wave Energy Potential

In February 2025, Eco Wave Power signed a non-binding memorandum of understanding with Bharat Petroleum Corporation Limited (“BPCL”), with a view to jointly developing wave energy projects in India, beginning with a site-assessment study. The first phase after the site assessment will include the deployment of a 100 KW pilot project at BPCL’s Mumbai Oil Terminal. BPCL will oversee regulatory approvals, permits and land use consent, while we will provide our wave energy converter technology, conduct research and optimize power generation efficiency.

The agreement was signed by Mr. Chandrasekhar N, Head of Research and Development, BPCL and Ms. Braverman on behalf of the Company, in the presence of Honourable Minister Hardeep Singh Puri, Minister of Petroleum and Natural Gas of the Government of India and the Chairman and Managing Director of BPCL, Mr. G. Krishnakumar.

BPCL, a government-owned Fortune 500 oil and gas giant with a market capitalization of approximately $12 billion, has identified Eco Wave Power as a strategic partner following an extensive evaluation of wave energy technologies.

The collaboration aligns with India’s Ministry of New and Renewable Energy’s recognition of ocean energy as a promising renewable resource, with an estimated 40,000 MW of untapped potential along the country’s coastline. Eco Wave Power is currently pending a purchase order to be issued by BPCL for the site-assessment stage of the project.

South Africa: Port of Ngqura Feasibility Study

Eco Wave Power continued expanding its presence in new markets through its collaboration with Africa Great Future Development Ltd. (AGFDL) to evaluate the potential deployment of wave energy at the Port of Ngqura in South Africa’s Eastern Cape Province. During 2026, the Company completed a feasibility study assessing site conditions, wave resource availability and preliminary system configuration at the port. The results delivered encouraging findings, indicating the technical potential to deploy approximately 8.3 MW of installed wave energy capacity along the port’s breakwater infrastructure, subject to further development and regulatory approvals.

The study also confirmed that the port’s existing coastal infrastructure and direct ocean exposure could support the integration of Eco Wave Power’s onshore wave energy technology using existing marine structures. Following completion of the study, AGFDL is reviewing the results together with Eco Wave Power to determine potential next steps, including project structuring, regulatory pathways and development timelines for a possible wave energy installation at the site.

The project represents Eco Wave Power’s first step into the African market and aligns with the Company’s strategy to expand into regions with strong coastal wave resources and growing demand for renewable energy solutions.

ADS Repurchase

In June 2025, the Company repurchased 5,067 ADSs representing 40,536 common shares for $27 thousand. The cost was recorded as treasury shares and deducted from equity.

CEO Commentary:

2025 was a year of meaningful progress for Eco Wave Power as the Company continued to advance the commercialization of its onshore wave energy technology while expanding its international project portfolio. During the year, Eco Wave Power successfully launched the first onshore wave energy pilot project in the United States at the Port of Los Angeles, completed the operational pilot program in collaboration with Shell Marine Renewable Energy, and in March 2026 submitted the final report confirming that the project achieved its technical and operational objectives. The project demonstrated that wave energy systems can be safely integrated with existing port infrastructure and deployed using conventional onshore construction practices, providing a validated pathway for future commercial-scale deployments.

At the same time, the Company’s EWP-EDF One project at Jaffa Port in Israel continued to demonstrate strong operational performance. The system maintained zero downtime since the beginning of 2025, generated stable electricity production under varying wave conditions, and achieved the highest wave conditions and peak production levels recorded at the site to date. These operational results provide valuable engineering data that supports the optimization and scaling of Eco Wave Power’s technology for future commercial deployments.

Eco Wave Power also continued advancing its international project pipeline. In Portugal, the Company progressed the development of its first megawatt-scale wave energy power station through completion of engineering assessments, wave analysis studies, and submission of the full execution plan to the port authority. The port authority (APDL) recently informed Eco Wave Power that the breakwater structure experienced localized damage following an unusually strong storm event in the region and is currently conducting an engineering assessment before undertaking repair works. While the Company is awaiting the official findings of this assessment and the potential implications for the project timeline, APDL has reiterated its continued interest in Eco Wave Power’s innovative wave energy project. Any structural review and repair works may also further strengthen the breakwater infrastructure, which could ultimately benefit the project. In addition, part of the breakwater reinforcement had originally been included in the project budget, and therefore such works may reduce certain infrastructure costs previously anticipated as part of the project scope.

While the Company remains committed to advancing the Porto project, Eco Wave Power continues to develop additional opportunities worldwide and intends to prioritize other projects of similar or larger scale while structural assessments and repair works are carried out at the Portuguese site. The Company believes that maintaining a diversified global project pipeline will allow it to continue progressing toward commercial-scale wave energy deployments while strengthening its position within the global renewable energy sector.

Eco Wave Power also made progress in several additional markets. In Taiwan, the Company’s partner I-Ke secured a land lease agreement at Suao Port for the deployment of Eco Wave Power’s first project in the country. The Company also expanded its presence in emerging markets, including collaboration with Bharat Petroleum Corporation Limited (BPCL) in India to explore wave energy deployment and the completion of a feasibility study indicating the potential for an approximately 8 MW wave energy project at the Port of Ngqura in South Africa.

During 2025, the Company also demonstrated disciplined financial management. While operating expenses increased during the year as Eco Wave Power invested in the expansion of its global activities, the Company achieved a 24% reduction in operating expenses in the fourth quarter of 2025 compared to the third quarter, reflecting improved cost management as projects transitioned through key development phases. Eco Wave Power ended the year with $6.3 million in cash and short-term deposits, providing a solid financial foundation to support continued growth and project development.

Looking forward, Eco Wave Power is particularly encouraged by the growing global demand for clean electricity driven by the rapid expansion of artificial intelligence, high-performance computing and data center infrastructure. These technologies require significant and reliable electricity supply, and many of the world’s largest data centers are located near coastal population centers where energy demand is concentrated. The Company believes that wave energy systems integrated into existing coastal infrastructure may offer an attractive renewable energy solution in such environments, as they can generate electricity in close proximity to high-demand regions while minimizing the need for long-distance transmission infrastructure.

Eco Wave Power also plans to continue advancing its digital and data-driven capabilities. During 2026, the Company intends to explore the development of WaveGPT, a software platform designed to incorporate artificial intelligence and advanced analytics to analyze oceanographic and operational data, support predictive maintenance, optimize system performance and improve forecasting of electricity generation. The Company plans to collaborate with Florida Atlantic University, which has developed a similar AI-based system known as PowerGPT, and which has submitted a grant proposal for the development of advanced software tools supporting renewable energy systems. If approved, the collaboration may include the development of the WaveGPT platform, leveraging FAU’s experience with PowerGPT and Eco Wave Power’s operational wave energy data.

Eco Wave Power remains focused on advancing the commercialization of wave energy technology and believes that the combination of growing global electricity demand, increasing interest in coastal renewable energy solutions and the emergence of AI-driven energy needs creates significant long-term opportunities for the Company.

The Company would like to thank its shareholders, partners and supporters for their continued confidence and support as Eco Wave Power works to advance the global transition to renewable energy.

2025 Financial Overview

●	Revenue for the year ended December 31, 2025 was $38 thousand, compared to $168 thousand for the year ended December 31, 2024. Revenue during 2025 was generated from a feasibility study conducted in South Africa, while revenue in 2024 was primarily derived from a wave energy project in Taiwan. As Eco Wave Power continues to focus on advancing its pilot projects and global expansion activities, revenues may vary between periods depending on the timing and nature of project development activities.

●	Operating expenses for the year ended December 31, 2025 were $3.15 million, representing an increase of 28% compared to 2024, primarily reflecting the Company’s continued investment in the advancement of its international projects and technology development.

●	Research and development expenses increased by $197 thousand, or 37%, to $733 thousand, compared to $536 thousand in 2024. The increase was primarily attributable to expanded technology development activities in Israel, Portugal and the United States, including work related to the Company’s U.S. pilot project as well as $20 thousand in additional depreciation expenses.

●	Sales and marketing expenses increased by $108 thousand, or 36%, to $409 thousand, compared to $301 thousand in 2024. The increase was mainly attributable to new hires in the Company’s U.S. subsidiary, increased travel activities supporting international project development, and expanded marketing and outreach efforts, including activities associated with the launch of the Company’s pilot station at the Port of Los Angeles.

●	General and administrative expenses increased by $305 thousand, or 17%, to $2,078 thousand, compared to $1,773 thousand in 2024. The increase was primarily attributable to higher payroll and related expenses associated with the Company’s growing operational footprint, as well as increases in depreciation, professional services and office-related costs required to support the Company’s expanding global activities.

●	Other income for the year ended December 31, 2025 was $161 thousand, compared to $225 thousand in 2024. Other income during 2025 was primarily derived from technology demonstrations and development support activities in the United States and India, as well as management fees from a joint venture received by the Company.

●	Share of net loss of a joint venture accounted for using the equity method increased by $16 thousand, or 20%, to $95 thousand, compared to $79 thousand in 2024, primarily reflecting depreciation and operational costs associated with the joint venture’s activities.

●	Operating loss increased by $794 thousand, or 28%, to $3,132 thousand, compared to $2,338 thousand in 2024. The increase primarily reflects the Company’s continued investment in research and development activities and the advancement of its global project portfolio.

●	Net financial income decreased by $822 thousand, resulting in net financial expense of $592 thousand for 2025, compared to net financial income of $230 thousand in 2024. The change was primarily attributable to foreign exchange rate fluctuations, including the appreciation of the Swedish Krona and the New Israeli Shekel against the U.S. dollar.

●	Net loss for the year ended December 31, 2025 was $3,724 thousand, compared to $2,108 thousand in 2024, reflecting the Company’s continued investments in expanding its technology development and global project pipeline.

●	In June 2025, the Company repurchased 5,067 ADSs representing 40,536 common shares for $27 thousand. The repurchased shares were recorded as treasury shares and deducted from equity.

●	As of December 31, 2025, the Company held $6.3 million in total liquidity, consisting of $6.0 million in cash and cash equivalents and $0.3 million in restricted short-term bank deposits, providing a solid financial position to support continued project development, technology advancement and global expansion initiatives.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Thursday, March 19, 2026, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 877-545-0320 (toll-free) or 973-528-0002 (international).

If requested, please provide participant access code: 325680.

●	The event will be webcast live, available at: https://www.webcaster5.com/Webcast/Page/2922/53773

●	You may submit your questions for the call until March 18, 2026 at 13:00 pm Eastern time via email to:

aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call's completion until Thursday, April 2, 2026. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 53773. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its projections for the type of commercial sites it will focus on and run, the installation of the Port of Los Angeles project will continue to serve as an educational and demonstrational pilot project showcasing wave energy technology, the potential implications to the Portugal project timeline given that the breakwater structure experienced localized damage following an unusually strong storm event in the region, the possibility that APDL’s structural review and repair works may also further strengthen the breakwater infrastructure, which could ultimately benefit the project, the expectation I-Ke will locally manufacture the project’s floaters based on Eco Wave Power’s proprietary design and will purchase a 100 kW turnkey wave energy conversion unit from the Company, including hydraulic, electrical and automated control components pursuant to the wave energy project sale agreement and the potential for the collaboration to position Taiwan as a regional hub for wave energy development in the Asia-Pacific region , the prospective development of wave energy projects in India in connection with the non-binding memorandum of understanding with BPCL, the estimation that there is 40,000 MW of untapped potential along the India’s coastline, the belief that maintaining a diversified global project pipeline will allow the Company to continue progressing toward commercial-scale wave energy deployments while strengthening its position within the global renewable energy sector, the belief that wave energy systems integrated into existing coastal infrastructure may offer an attractive renewable energy solution in such environments for powering artificial intelligence, as they can generate electricity in close proximity to high-demand regions while minimizing the need for long-distance transmission infrastructure, the intent to explore the development of WaveGPT and collaborate with Florida Atlantic University, which has developed a similar AI-based system known as PowerGPT . Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will", or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.